53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
May 27, 2020 VIA EDGAR AND HAND DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VROOM, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Daniel Morris Mara Ransom Patrick Kuhn Adam Phippen

Re:	Vroom, Inc. Registration Statement on Form S-1 (File No.: 333-238482)

Ladies and Gentlemen:

On behalf of Vroom, Inc. (the “Company”), we hereby submit the proposed bona fide price range pursuant to Item 501(b)(3) of Regulation S-K for its initial public offering (the “IPO”). The Company intends to include this price range in a subsequent amendment to the Company’s Registration Statement on Form S-1 (File No. 333-238482) (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price per share based on current market information. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase, decrease or narrow accordingly.

The Company expects to have a price range of $[***] to $[***] per share for the IPO (assuming a 2-for-1 forward stock split). Based on the midpoint of the price range set forth above, it is currently anticipated that the Company will sell shares with an aggregate value of approximately $[***] ($[***] inclusive of the 15% over-allotment).

The Company seeks confirmation from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance that it may launch its IPO with the price range specified herein and include such price range in a subsequent amendment to the Registration Statement, to be filed with the Commission on or about [***], 2020.

Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83.

* * * * * *

Please advise us if we can provide any further information to facilitate your review. Please direct any questions or comments regarding this letter to Marc D. Jaffe at (212) 906-1281 or Ian D. Schuman at (212) 906-1894.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Paul J. Hennessy, Chief Executive Officer, Vroom, Inc.

David K. Jones, Chief Financial Officer, Vroom, Inc.

Patricia Moran, Esq., Chief Legal Officer, Vroom, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Courtenay Myers Lima, Esq., Latham & Watkins LLP

Gregory A. Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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